September 18, 2018

Via EDGAR

Ms. Erin E. Martin

Special Counsel

United States Securities and Exchange Commission

Office of Financial Services

Washington, D.C. 20549

Re:	Shepherd’s Finance, LLC
Registration Statement on Form S-1
Filed May 1, 2018
SEC File No.: 333-224557

Dear Ms. Martin:

This letter is sent in response to your correspondence dated May 17, 2018 setting forth your comments to the Company’s Registration Statement on Form S-1. We have reproduced your comments in italics and included our responses below each comment.

On behalf of our client, Shepherd’s Finance, LLC (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-1 filed on May 1, 2018 (the “Registration Statement”). This letter includes our response to the comment letter from the staff of the Commission’s Office of Financial Services (the “Staff”) to Daniel M. Wallach, the chairman of the board of managers and the Chief Executive Officer of the Company, dated May 17, 2018 (the “Comment Letter”). The headings and paragraph numbers in italics below correspond to those of the Comment Letter. We have reproduced the Staff’s comments in italics and included our responses below each comment. The Company has filed today Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.

Cover Page

1.       We note that you issued notes with an aggregate principal amount of approximately $18 million from April 2015 through April 2018. Please confirm that the amount that you are registering reflects your bona fide reasonable estimate of the amount to be offered and sold within two years from the initial effective date of the registration statement. Please refer to Rule 415(a)(2) of the Securities Act. For additional guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations Question 212.16.

Ms. Erin E. Martin

September 18, 2018

RESPONSE: On behalf of the Company, we confirm that the $70 million offering amount reflects the Company’s bona fide estimate of the amount to be offered and sold within two years from the initial effective date of the Registration Statement. The Company believes that more notes will be sold in this offering than in the second public notes offering due to a variety of factors including, but not limited to, the Company now having a more established cash flow and history of paying its debts as they become due leading to greater investor confidence in the Company’s ability to repay the notes as well as increased loan balances to the Company’s customers, a portion of which will be funded using proceeds from this offering based on the Company’s projections. We respectfully request that you clear this comment.

The Offering, page 10

2.       Please explain how you ensure that offering renewals of your notes to security holders with terms that may differ from the original note in significant ways does not function as a delayed offering which would not be permitted under this registration statement. Revise the discussions of these renewals as appropriate in the registration statement.

RESPONSE: Prior to maturity of a note, the Company will send the investor a renewal notice which includes, among other things, a current prospectus for the Company’s current offering, along with the terms currently being offered pursuant to such offering. If the investor then elects to renew their note upon maturity, the Company will issue a new note to the investor on the date of maturity of the investor’s old note. The new note is issued pursuant to the Issuer’s then-current public offering at the then-current interest rates and duration being offered in such offering. The terms of the new note do not differ in significant ways from the old maturing note, other than with respect to the interest rate and duration. Accordingly, the renewal process does not function as a delayed offering but rather as the issuance of a new note pursuant to the Issuer’s then-current continuous public offering. We respectfully request that you clear this comment.

Exhibit 23.1

3.       Please revise future auditor’s consents so that they include a reference to consolidated financial statements as of and for the year ended December 31, 2016 as well as for the year ended December 31, 2017.

RESPONSE: The Company acknowledges this comment and the auditor’s consent attached as an Exhibit to Amendment No. 1 includes a reference to consolidated financial statements as of and for the year ended December 31, 2016 as well as for the year ended December 31, 2017. We respectfully request that you clear this comment.

Very truly yours,

/s/ Michael K. Rafter
Michael K. Rafter
cc: Mr. Daniel M. Wallach